No Act

ACT IOA
SECTION 17(a), 17(d)
RULE 2a-7
PUBLIC AVAILABILITY Nov. 28, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 1, 2008

Thomas S. Harman
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004

Re: Victory Institutional Money Market Fund, Victory Financial Reserves Fund, and Victory Prime Obligations Funds, (File No. 811-4852)

Dear Mr. Harman:

Your letter of July 15, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1] and 17(d)[2] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if The Victory Portfolios (the "Trust"), on behalf of its series the Victory Institutional Money Market Fund, the Victory Financial Reserves Fund, and the Victory Prime Obligations Fund (each a "Fund" and collectively, the "Funds"), Victory Capital Management Inc. (the "Adviser), and KeyCorp enter into the arrangement summarized below and more fully described in the letter. The Adviser is the investment adviser to the Funds. KeyCorp is the indirect parent of the Adviser and, therefore, an affiliated person of the Funds as defined in Section 2(a)(3) of the Act.

The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company under the Act. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that as of July 15, 2008, the Victory Institutional Money Market Fund (the "Institutional Fund")

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

had approximately 0.58 percent of its assets, or $15 million, invested in medium-term notes issued by Cheyne Finance LLC ("Cheyne"), the Victory Financial Reserves Fund (the "Reserves Fund") had 0.52 percent of its assets, or $5 million, invested in medium-term notes issued by Cheyne, and the Victory Prime Obligations Fund (the "Prime Obligations Fund") had 1.15 percent of its assets, or $16 million, invested in medium-term notes issued by Cheyne. The Cheyne medium-term notes held by each of the Funds are hereinafter referred to as the "Cheyne Notes".[3] Cheyne is a structured investment vehicle. As a result of downgrades in the credit rating of the Cheyne Notes, they ceased to be Eligible Securities, as defined in rule 2a-7 under the Act. Pursuant to the requirements of rule 2a-7, the Adviser previously informed the Commission of a default and Event of Insolvency, as defined in rule 2a-7, with respect to the Cheyne Notes.

In November 2007, after receiving assurances from the staff of the Division of Investment Management, KeyCorp established an irrevocable letter of credit ("Letter of Credit") for the benefit of the Institutional Fund. The Letter of Credit required KeyCorp to contribute $7.5 million into a demand deposit account which the Institutional Fund could draw upon should certain triggering events occur. The Letter of Credit was intended to protect the Institutional Fund's market-based net asset value and its Standard & Poor's rating in the event the Cheyne Notes decreased in value. You state that since November 2007, the Institutional Fund has drawn on the Letter of Credit four times in an amount totaling approximately $745,000.

You now seek to amend the Letter of Credit ("Revised LC") to include the Reserve Fund and the Prime Obligations Fund. You state that the Revised LC would continue to protect the market-based net asset value of the Institutional Fund at $0.9985 and would protect the market-based net asset value of the Reserve Fund and Prime Obligations Fund at $0.995 ("minimum permissible NAV"). You state that the Revised LC would protect the Funds if (each a "Trigger Event"): (a) the value of the Cheyne Notes, without taking into account the value of the Revised LC, is below their amortized cost and would result in the net asset value of the applicable Fund being less than minimum permissible NAV ; (b) The Board of Trustees determine that it is no longer in the best interests of the applicable Fund to hold the Cheyne Notes and the price received upon the sale of the Cheyne Notes causes the net asset value of the applicable Fund to be less than the minimum permissible NAV; (c) any of the Cheyne Notes have been restructured, modified, refinanced, exchanged or replaced by new securities of which the aggregate principal amount, plus any cash received by the applicable Fund in connection therewith, is less than the amortized cost of the Cheyne Notes; (d) any of the Cheyne Notes remain in the Fund's portfolio on the business day before the expiration of the Revised LC; or (e) there has been a change in the short-term credit rating of KeyCorp such that the obligations of KeyCorp under the Revised LC no longer qualify as First Tier Securities, unless the Adviser substitutes an obligation or credit support that would be a First Tier Security within 15 calendar days from the occurrence of such

[3] You state that the term Cheyne Notes includes any securities received by a Fund in connection with any restructuring, modification, refinancing, exchange or replacement of such Cheyne Notes, including without limitation certain pass through notes anticipated to be issued in the restructuring of Cheyne into Gryphon Funding Limited, but excluding any securities that qualify as Eligible Securities as defined in rule 2a-7.

event and during such 15 calendar day period KeyCorp's obligations continue to qualify as Second Tier Securities, as defined in rule 2a-7 under the Act.

You state that the applicable Fund or the Adviser will immediately notify KeyCorp upon the occurrence of a Trigger Event of: (a) the amount necessary to increase the net asset value of the applicable Fund to the minimum permissible NAV; and (b) the amount equal to the excess of the amortized cost or market value of the Cheyne Notes (including accrued and unpaid interest) over the aggregate amount of payments made by KeyCorp as of the Trigger Event date ("Redemption Price"). At its option, and on the day notice is received, KeyCorp will pay to the applicable Fund the amount necessary to increase the net asset value of the Fund to the minimum permissible NAV or the Redemption Price. If KeyCorp pays the Redemption Price, the Fund will transfer the Cheyne Notes to KeyCorp. You state that this transaction would be in compliance with the conditions set forth in rule 17a-9 under the Act. If KeyCorp makes a payment to the Fund in an amount necessary to increase the net asset value of the Fund to the minimum permissible NAV, KeyCorp will be subrogated to the rights of the Fund.

You represent that:

(i) The Revised LC would be issued at no cost to the Funds, and any fees charged by KeyCorp would be paid by the Adviser;

(ii) Upon the occurrence of a Trigger Event, each Fund will draw upon the Revised LC for payment of any amount necessary to increase the net asset value of the Fund to the minimum permissible NAV;

(iii) The maximum amount that may be drawn by each Fund under the Revised LC is the principal amount of the Cheyne Notes held by the Fund;

(iv) KeyCorp has the highest short-term ratings from the Requisite NRSROs, as defined in rule 2a-7 under the Act and, therefore the Revised LC is a First Tier Security and an Eligible Security, both as defined in rule 2a-7;

(v) Pursuant to the requirements of rule 2a-7, the Board of Trustees, or its delegate, has determined that the Revised LC presents minimal credit risks to the applicable Fund;

(vi) The Board has reviewed and approved the arrangement and concluded that it is in the best interests of each Fund and its shareholders for the Adviser to obtain the Revised LC from KeyCorp for the benefit of the Funds and for each Fund to continue to hold the Cheyne Notes; and

(vii) KeyCorp's subrogation to the rights of any Fund will be limited to the extent of any payments to the Fund under the Revised LC and in no event will KeyCorp be entitled to any amount needed to maintain the net asset value of the Fund at the minimum permissible NAV.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a) and 17(d) of the Act if the Adviser, the Funds and KeyCorp enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

We have considered your request for confidential treatment of your letter and our response for a period of not more than 120 days from the date of our response or when the information about the arrangement is publicly disclosed. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of: (i) November 28, 2008; or (ii) the date on which information about the Revised LC is disclosed in the Funds' shareholder reports or is otherwise made public in the ordinary course of the Funds' business.

Very truly yours,

Dalia Osman Blass
Senior Counsel

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4 This letter confirms oral no-action relief provided by the undersigned to Thomas S. Harman on July 16, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
Tel. 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

ICA Section 17(a)
ICA Section 17(d)
Rule 17d-1

July 15, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Victory Institutional Money Market Fund, Victory Financial Reserves Fund, and Victory Prime Obligations Funds, (File No. 811-4852)

Dear Mr. Plaze:

We are counsel to Victory Capital Management Inc. (the "Adviser"), the investment adviser of the Victory Institutional Money Market Fund, the Victory Financial Reserves Fund, and the Victory Prime Obligations Fund (each a "Fund" or, together, the "Funds"), each a series of The Victory Portfolios (the "Trust"), a Delaware statutory trust registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing on behalf of the Adviser to seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Commission under Sections 17(a) and 17(d) of the 1940 Act, or Rule 17d-1 thereunder, if the Funds, the Adviser, and KeyCorp, a bank-based financial services company organized in the State of Ohio and the indirect parent of the Adviser, enter into and carry out the arrangement described below.

As money market funds, the Funds seek to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuing portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Currently, the Institutional Fund has approximately .58 percent of its assets invested in $15 million principal amount of Cheyne Finance LLC ("Cheyne") medium-term notes (CUSIP No. 16705EDE0) (the "Notes"),[1] the Reserve Fund has approximately .52 percent of its assets invested in $5 million principal amount of Cheyne medium-term notes (CUSIP No. 16705EDE0) and the

1 With respect to the Funds, "Notes" means any securities received by a Fund in connection with any restructuring, modification, refinancing, exchange or replacement of such Notes, including without limitation certain pass through notes anticipated to be issued by Gryphon Funding Limited.

Prime Obligations Fund has approximately 1.15 percent of its assets invested in $16 million principal amount of Cheyne medium-term notes (CUSIP No. 16705EDE0). Cheyne is a Delaware limited liability company and a subsidiary of Cheyne Finance PLC, an Irish company. As discussed previously in a letter dated October 19, 2007 from the Adviser to Mr. Andrew J. Donohue,[2] the Director of the Division, Cheyne Finance PLC, which issues commercial paper and medium-term notes to Cheyne, was declared insolvent by its receiver, Deloitte and Touche LLP, on October 18, 2007.[3]

For purposes of Rule 2a-7, the Notes are deemed to have the ratings ascribed to Cheyne's short-term securities. On October 4, 2007, the short-term credit rating ascribed to the Notes was downgraded by Moody's Investors Service Inc. so that the Notes are no longer Eligible Securities, as that term is defined in paragraph (a)(5) of Rule 2a-7. Following the downgrade, the Adviser promptly notified the Chairman of the Trust's Board of Trustees (the "Board") of the downgrade's implications for the Institutional Fund. Based on the information available to the Adviser at that time, it advised the Chairman that the disposal of the Notes was not in the best interests of the Institutional Fund and its shareholders. On October 17, 2007, the receiver for Cheyne stated that it would cease to repay commercial paper as it falls due. The Adviser notified the Chairman of the Board of this fact on October 18, 2007. The substance of the Adviser's discussion with the Chairman was then communicated to the other members of the Board through copies of the October 19, 2007 letter to Mr. Donohue.

At the Board's next regularly scheduled meeting held on October 24 and 25, 2007, the Adviser reviewed the history of the Notes and presented information to the Board concerning the Trust's pricing committee's valuation of the Notes, which was based in part on confidential information acquired through the Adviser's participation in the creditors committee, and of a proposed restructuring of the Cheyne securities. In light of this information and the Adviser's recommendation, the Board reassessed the credit risks posed by the Notes and determined, in the exercise of their business judgment, that the Notes present minimal credit risk and that it was not in the best interests of the Institutional Fund and its shareholders to dispose of the Notes at that time.

On November 16, 2007, after receiving assurances from the Division, KeyCorp established an irrevocable letter of credit for the benefit of the Institutional Fund so the Institutional Fund could maintain its S&P rating. The letter of credit required KeyCorp to contribute $7.5 million cash into a demand deposit account which the Institutional Fund can draw upon should certain triggering events occur. The letter of credit originally expired on March 31, 2008 but was extended to December 31, 2008. The Institutional Fund has drawn on the letter of credit four times, in an amount totaling approximately $745,000.00. The Institutional Fund has valued the Cheyne

2 The purpose of the letter was to notify the Commission of the declaration of insolvency and default in payment pursuant to Rule 2a-7(c)(6)(iii).

3 When Cheyne PLC was declared insolvent, Cheyne effectively became insolvent also. On October 19, 2007, following the declaration of Cheyne PLC's insolvency, Standard & Poor's Rating Services ("S&P") lowered its rating on Cheyne's short-term notes to D.

securities and the related credit support agreement at fair value, in a manner consistent with the Trust's valuation procedures.

While the Board has received regular briefings on the Notes and issues related thereto, at board meetings prior to and since the establishment of the letter of credit, on March 21, 2008, the Board held a telephonic meeting to discuss issues relating to the Notes and their continued holding by the Funds. The Adviser reviewed the process by which the Notes were valued and the regulatory requirements governing the valuation of portfolio securities by registered funds generally. A discussion ensued, which concluded with the Board expressing its view that it had been kept fully informed as to the valuation of the Notes and that it supported the Adviser's effort in monitoring and valuing the Notes.

On April 16, 2008 the Funds received a partial payment on the Cheyne securities. On June 17, 2008, Goldman Sachs Group Inc. and Cheyne Finance's appointed receivers, Deloitte & Touche LLP, announced a restructuring plan for Cheyne Finance Plc. The restructuring process is expected to begin on July 18, 2008.

The Adviser continues to support the Funds and the value of the Notes, and has revised the irrevocable standby letter of credit (the "Revised LC") to, among other things, maintain the NAV at $0.9985 for the Institutional Fund and at $0.995 for the other Funds. The Revised LC would protect the Funds should any of the following events ("Trigger Events") occur: (1) the value of Notes, as determined by the Pricing Committee of the Trust in accordance with the Trust's Valuation Policies and Procedures as adopted and overseen by the Board, is below their amortized cost and such valuation would result in the net asset value of the Institutional Fund being less than $0.9985 or the Reserve Fund or Prime Obligation Fund being less than $0.995;[4] (2) (a) the Trustees determine that it is no longer in the best interests of the Fund to hold the Notes, and (b) the price received upon sale of the Notes in and of itself causes the resulting net asset value of the Institutional Fund to be less than $0.9985 or the resulting net asset value of the Reserve Fund or Prime Obligation Fund to be less than $0.995; (3) any of the Notes have been restructured, modified, refinanced, exchanged or replaced by new securities of which the aggregate principal amount, plus any cash received by the Fund in connection therewith, is less than the amortized cost of the Notes so restructured, modified, refinanced, exchanged or replaced on the date the Notes are received by the Fund in connection therewith; (4) any of the Notes remaining outstanding on the business day preceding March 31, 2009; or (5) there has been a change in the short-term ratings of KeyCorp such that the obligations of KeyCorp no longer qualify as First Tier Securities. If the event in clause (5) shall occur, the Fund may draw the maximum amount available under the Revised LC, taking into consideration any and all other drawings that have been made prior to the date of such drawing, provided, however, that the Fund shall not be able to make such drawing if the Adviser substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within 15 calendar days from the occurrence of the Trigger Event, and during such 15 day period, KeyCorp's obligations continue to qualify as Second Tier Securities under paragraph

[4] Should the Institutional Fund cease to be rated by Standard & Poor's Corporation, all references to $0.9985 in this letter should be modified to read $0.995.

(a)(22) of Rule 2a-7. The Adviser discussed the Revised LC with the Chairman, who subsequently advised the Board about the Revised LC. The Board has agreed that it would be in the best interests of the Funds and their shareholders for the Adviser and the Funds to obtain the Revised LC from KeyCorp for the benefit of the Funds and for the Funds to continue to hold the Notes.

Pursuant to the determinations made by, and commitments made to, the Board and to assure the ultimate protection of the Funds and their shareholders, the Adviser now seeks to obtain no-action assurance from the staff of the Division permitting the Adviser, KeyCorp, and the Funds to enter into the Revised LC. As discussed, the Revised LC will protect the Funds and its shareholders in the event that the Notes (collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible Notes") decrease in value.

The Revised LC would expire on March 31, 2009, unless extended at the request of the Adviser (and upon the agreement of the Division). The Institutional Fund would draw upon the Revised LC for payment of any amount necessary to increase the net asset value of the Institutional Fund to at least $0.9985, and the other Funds would draw upon the Revised LC for payment of any amount necessary to increase their net asset value to at least $0.995. The expense associated with obtaining the Revised LC, if any, will be incurred by the Adviser and will not be borne by the Funds. The Adviser has concluded that the amount of the Revised LC would cover all amounts necessary to ensure that the net asset value of the Institutional Fund does not fall below $0.9985, and the net asset value of the other Funds does not fall below $0.995, as a result of any decrease in the value of the Eligible Notes.

The Funds or the Adviser would notify KeyCorp immediately upon the occurrence of a Trigger Event of: (i) the amount necessary to increase the net asset value of the Institutional Fund to at least $0.9985 and the net asset value of the other Funds to at least $0.995; and (ii) the amount equal to the excess of the amortized cost or market value of the Eligible Notes (including accrued interest) over the aggregate amount of payments made by KeyCorp as of the Trigger Event date ("Redemption Price"). At its option, and on the day notice is received, KeyCorp will pay to the Institutional Fund the amount necessary to increase the net asset value of the Institutional Fund to at least $0.9985 (or the other Funds to at least $0.995) or the Redemption Price. If KeyCorp pays the Redemption Price to any Fund for any Eligible Notes, such Fund would transfer such Eligible Notes to KeyCorp in consideration for its payment to the Fund (in compliance with the conditions set forth in Rule 17a-9 under the 1940 Act). If KeyCorp makes a payment to a Fund in an amount less than the Redemption Price, KeyCorp will be subrogated to the rights of that Fund. In the event a Fund is able to collect on the value of the Eligible Notes, KeyCorp will be entitled to receive any distributions to the Fund in an amount equal to the aggregate amount of its payments to the Fund. However, in no event will KeyCorp be entitled to any amount needed to maintain the net asset value of the Institutional Fund at not less than $0.9985 and the net asset value of the other Funds to at least $0.995.

KeyCorp has a P-1 short-term rating from Moody's Investor Services Inc. and an F-1 short-term rating from Fitch Ratings. Should the Revised LC be deemed a security, the Revised LC would be a First Tier Security as defined by Rule 2a-7 and would present minimal credit risks, and would thus be an Eligible Security. While KeyCorp is under no obligation to provide the Revised LC, by entering into the Revised LC the Funds would be protected against a decrease in the net asset value as a result of a decrease in the value of the Eligible Notes, and would do so at no cost.

The Adviser is an "affiliated person" of each Fund under Section 2(a)(3)(E) of the 1940 Act. KeyCorp is an "affiliated person of an affiliated person" of each Fund under Section 2(a)(3) of the 1940 Act, because it is the parent company of the Adviser to the Fund. The issuance of the Revised LC to the Adviser for the benefit of the Fund under the proposed arrangement could be deemed to fall within Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. Further, because a Fund and the Adviser could be deemed to be joint participants with respect to the Revised LC, the issuance of the Revised LC to the Adviser for the benefit of a Fund under the proposed arrangement may fall within Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) to effect any transaction in which such registered investment company is a joint or joint and several participant with such person, absent Commission relief.[5]

For the above reasons, we request that the staff confirm that it would not recommend any enforcement action to the Commission under Sections 17(a) and 17(d), and Rule 17d-1 thereunder, if the Funds were to enter into and carry out the terms of the Revised LC.

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This letter represents information that is privileged and confidential within the contemplation of the applicable provisions of the Freedom of Information Act ("FOIA"), and the rules of the Commission implementing that Act, 17 C.F.R. § 200.81(b), and are furnished solely for the Commission's use. Pursuant to 17 C.F.R. § 200.81(b), we hereby request that this letter and its exhibits be afforded confidential treatment pursuant to FOIA and the rules of the Commission implementing FOIA. We understand that any grant of confidentiality would be limited to the lesser of 120 days or when the information contained herein is publicly disclosed through, among other things, a filing made with the SEC.

We request that this letter be kept in a non-public file and that access to it by any third party who is not a member of the Commission or its Staff be denied, except as provided by the Privacy Act of 1974, or unless such access is specifically provided by existing law. We understand that, upon receipt of any FOIA requests for this letter or its exhibits, the Staff will make an initial determination as to whether access to the information should be granted.

If no grounds appear to the Staff to exist that would justify the withholding of the information, the staff will ask that we submit substantiation, within ten days of the Staff's request, for affording

5 *See, e.g.*, ACM Institutional Reserves, Inc. – Tax Free Portfolio (pub. avail. July 13, 1995).

Morgan Lewis
COUNSELORS AT LAW

continued confidential treatment and for withholding of the information. Under such circumstances, I request that I be telephoned immediately.

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We would appreciate having the opportunity to discuss this matter further if the staff is considering a negative response to this request. Please telephone the undersigned at (202) 739-5662 if you have any questions.

Sincerely,

Thomas S. Harman (AS)

Thomas S. Harman

cc: W. John McGuire, Esq.

END